Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Tesla Inc (TSLA)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Tesla Inc (TSLA)
Vote Yes: Item #13 – Shareholder Proposal on Report on Climate Related Water Risk

Annual Meeting: August 4, 2022

CONTACT: Danielle Fugere| dfugere@asyousow.org

THE RESOLUTION

Be it Resolved: Shareholders request the Board assess and report its ongoing water risk exposure, and all policies and practices to reduce this risk, from siting of facilities to preparing for water supply reductions associated with climate change, using quantitative indicators where appropriate.

SUMMARY

The automotive industry is a major consumer of water. Unchecked consumption and human induced climate change have exacerbated water security concerns in many regions in the U.S. and across the globe. Therefore, it is critical that all automotive companies set and maintain rigorous water management standards.

Tesla operates in Fremont and Lathrop, California, Storey County, Nevada, and other regions where droughts are frequent and water rights are often contentious. Tesla also operates internationally in Shanghai, China. The World Resources Institutes water risk mapping tool shows 10 of Tesla’s 18 active factories are located in regions predicted to have high to extremely high-water stress by 2030.

It is unquestionable that Tesla faces increasing water related risks, including the potential for disruption of operations due to water shortages at facilities or in supply chains. Tesla also faces political risks due to competition for water resources by local communities and other industries. Producing at a lower capacity, having to halt operations, or experiencing reputational damage due to competition for water poses material harm to our company. Investors seek greater disclosure related to these risks.

2022 Proxy Memo Tesla, Inc. | Shareholder Proposal on Report on Water Management Risks

DISCUSSION

Tesla’s operations are subject to water-related risk

The National Oceanic and Atmospheric Administration (NOAA) has linked human induced climate change to unprecedented periods of drought that are worsening globally. Tesla’s Fremont, California factory built more cars than any other North American auto plant in 2021, surpassing 70 competing facilities with the 450,000 units it produced.1 The company’s reliance on water resources in a warming climate is becoming increasingly contentious and fraught with risk. Parts of the United States are already suffering from the worst water shortages on record. With more than half of its facilities in water stressed areas, Tesla is likely to face increasing competition form high value uses such as drinking water, irrigation, and hydropower generation, among others.2

Tesla’s significant water needs have already begun to generate controversy. Earlier this year, and after eight months of water-related delays and disputes, Tesla opened a factory in Berlin-Brandenburg, a region that “is seeing river and groundwater levels drop, less precipitation and shrinking lakes and ponds.”3,4 Completion of the factory was slowed over public water concerns. Two-thirds of the Tesla site is located on a designated drinking water protection zone and Tesla’s facility sought as much water as a 30,000 person town, annually.5,6 Evan as German authorities gave approval for Tesla to begin production at the site, a judge ruled that authorities had not been thorough enough in their assessment of the planned water use.7 The company’s denial of the seriousness of water constraints in the area raises concerns for shareholders.8

Given the significant levels of water use in water-constrained areas, shareholders are increasingly concerned about material climate risk to Tesla. As droughts become more common and longer lasting, competition for water is intensifying. To mitigate this risk, investors seek site-by-site analysis of water risk, use information, and forward-looking management practices. Better transparency may shortcomings in Tesla’s water planning. For instance, Tesla’s ability to successfully continue or expand its operations at its Gigafactory in Berlin-Brandenburg may be water limited. According to local water utility company Wasserverband Strausberg-Erkner, Tesla has secured water supply for its factory’s operations at the expense of any further development in the area, exhausting water reserves for the region, leaving even its own ability to expand production unclear.9,10

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1 https://www.bloomberg.com/graphics/2022-tesla-factory-california-texas-car-production/?srnd=premium&sref=LspfQlRv

2 https://www.drought.gov/news/new-noaa-report-exceptional-southwest-drought-exacerbated-human-caused-warming#:%7E:text=Climate%20Change%2DFueled%20Heat%2C%20

Record,natural%20and%20human%2Dcaused%20warming

3 https://www.nytimes.com/2022/03/04/world/europe/tesla-germany-assembly-plant.html

4 https://www.forbes.com/sites/alanohnsman/2022/04/06/teslas-water-worries-dont-end-in-berlin-giga-texas-in-booming-austin-may-also-see-drier-times/?sh=4afe99c93d7a

5 https://www.forbes.com/sites/mariannelehnis/2021/06/03/elon-musks-berlin-gigafactory-water-conflict-is-ongoing-could-better-water-management-put-activists-at-ease/?sh=

7e4291d6476a

6 https://www.reuters.com/technology/tesla-faces-day-reckoning-water-supply-planned-german-plant-2022-02-23/

7 https://www.nytimes.com/2022/03/04/world/europe/tesla-germany-assembly-plant.html

8 https://www.youtube.com/watch?v=ye8zcgxWMDc&ab_channel=BloombergTechnology

9 https://www.bloomberg.com/news/articles/2022-03-18/tesla-s-german-factory-will-exhaust-the-area-s-water-supply?sref=TtrRgti9

10 https://www.w-s-e.de/aktuelles/news-detail?tx_news_pi1%5Bnews%5D=93&cHash=e27cc1ef3e981850fae562b1bdd1e07a

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2022 Proxy Memo Tesla, Inc. | Shareholder Proposal on Report on Water Management Risks

Shortly after the auto plant opening in eastern Germany, Tesla opened an even bigger factory in Austin – a fast growing and increasingly drought prone city.11 The Texas Giga facility is the second largest factory in the United States, and the second largest building (by volume) globally. Demand for water in Austin is higher than ever, and activists claim that the region employs a ‘managed depletion’ approach rather than managing for sustainability. According to the World Resources Institute’s water risk mapping tool, Austin’s risk of water stress by 2040 is high. It has been estimated that the Texas Giga Texas plant will use at least 476 million gallons of water annually when a battery line is added.12

Tesla provides insufficient transparency about its water-related risk

While Tesla broadly addresses water risk by disclosing an aggregated number for its company-wide water use, and is exploring ways to reduce water consumption, reclaim, and recycle water, shareholders have no meaningful way to put these actions into context without annual water use disclosure by location, meaningful assessments of future risk, and water scarcity planning specific to location. The company further fails to address how it can reduce the contentiousness of its interactions with communities in water-constrained areas, which increasingly poses reputational risk to the company as it begins competing more directly with established companies entering the electric vehicle space.

Tesla’s peers provide water-related risk information

CDP provides a comprehensive disclosure system by which investors can assess environmental impact and risk.13 Tesla does not respond to CDP water requests, receiving an ‘F’ score annually since 2016.14 Automotive industry peers Ford, GM, Hyundai, and Toyota report to CDP on water use and water risk, including disclosing percent of water withdrawn from areas with water stress.

RESPONSE TO TESLA’S BOARD OF DIRECTORS’ STATEMENT IN OPPOSITION

In Tesla’s opposition statement, the company states that the report requested by the proposal would not serve the best interests of Tesla or its stockholders and would not add meaningfully to its water stewardship goals. The company currently discloses its total fresh water withdrawal and total fresh water withdrawal per vehicle of its major manufacturing sites. This information does not assist investors in understanding water related risk by location. Having collected this information, Tesla has not stated why it cannot cost-effectively disclose the same information, broken down by location. Such water use information, along with location related water risk information, and facility specific water reduction measures, where appropriate, will assist investors in better understanding Tesla’s water related risk and whether and how it is planning to address it.

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11 https://www.forbes.com/sites/alanohnsman/2022/04/06/teslas-water-worries-dont-end-in-berlin-giga-texas-in-booming-austin-may-also-see-drier-times/?sh=4afe99c93d7a

12 https://www.forbes.com/sites/alanohnsman/2022/04/06/teslas-water-worries-dont-end-in-berlin-giga-texas-in-booming-austin-may-also-see-drier-times/?sh=4afe99c93d7a

13 https://www.cdp.net/en/info/about-us

14 https://www.cdp.net/en/responses?filters%5Bprogrammes%5D%5B%5D=Water&per_page=20&queries%5Bname%5D=tesla&sort_by=project_year&sort_dir=desc

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2022 Proxy Memo Tesla, Inc. | Shareholder Proposal on Report on Water Management Risks

The opposition statement incorrectly claims that the proposal cites “outdated articles” and “sensational headlines.” All but one article cited were published within the two months prior to the proposal filing and accurately reflected the concerns of Tesla’s stakeholders. By dismissing these concerns as “sensational headlines,” the company shows disregard not only for the unease it is causing the communities it operates in, but for the reputational harm the company is causing itself.

Further, several of Tesla’s peer companies respond to water security reporting requests, while Tesla does not. In its opposition statement, Tesla reasons that the company believes it to be more beneficial to its shareholders and the environment to continue to focus its effort on making a substantive difference rather than provide just the image of action. Tesla is presenting a false dichotomy – that is limited to either taking meaningful action or providing disclosure to its investors. As one of the top ten valued companies globally, shareholders believe Tesla has the resources to do both as its peers are doing.

CONCLUSION

Each location Tesla operates in is unique in its water use concerns. Every region has different levels of water strain and scarcity, influenced by several factors including region specific drought and rainfall, groundwater levels, and the competing water needs of other companies, industries, and the general populace. Providing location-based water use information for present and proposed Tesla sites, along with location-based risk analysis and pre-emptive management practices to reduce climate-related water risk at those sites, will help investors accurately assess material risk including the likelihood of operations slowing or ceasing due to climate related water depletion or over-consumption.

Vote “Yes” on this Shareholder Proposal to report on location specific water use and water management risks.

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For questions, please contact Danielle Fugere, As You Sow, dfugere@asyousow.org

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY. THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS. PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER. PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

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